

Mail Stop - 4561

May 11, 2009

Dean W. Withers
President and Chief Executive Officer
F & M Bank Corp.
P. O. Box 1111
Timberville, Virginia 22853

Re: F & M Bank Corp.
    Form 10-K for December 31, 2008
    File Number 0-13273

Dear Mr. Withers:

       We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

       The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Managements Discussion and Analysis of Financial Condition and…, page 11

1. We note that your management discussion and analysis does not contain any discussion of your holdings of subprime loans nor any discussion of "Alt-A" mortgages, either as loans or as investments. If you do not hold or have not made or invested in these types of loans, or if your holdings of such loans are

inconsequential, please advise us supplementally, and disclose in future filings that such lending or investing is not material to your company. If your holdings are other than inconsequential, please revise to disclose and discuss.

Overview, page 11

2.   Please tell us and revise, in future filings, to provide a significantly expanded discussion of why you think the non-GAAP discussion of operating earnings exclusive of the sale of investments, non-recurring tax entries and other non-recurring income is relevant. Tell us how your presentation of non-GAAP disclosures complies with Item 10(e) of Regulation S-K.

Financial Statements

Notes to Consolidated Financial Statements

Note 4 – Investment Securities

Securities with Unrealized Losses, page 40

3.   Regarding the available for sale marketable equity securities, please address the following:

- Provide us with your OTTI analysis of these securities that identifies all available evidence, explains the relative significance of each piece of evidence, and identifies the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment;
- Explain the reasons for the fair value declines and tell us how you considered this information in your impairment analysis; and
- Tell us the specific authoritative literature you used to support your accounting treatment.

4.   Refer to the guidance of paragraphs 12.21 to 12.25 of the AICPA Audit Guide for Depository and Lending Institutions and paragraph 8(i) of SOP 01-06. Please provide us with your evaluation of whether the decline in your FHLB investment was not other-than-temporary and revise your future filings to more clearly discuss your accounting for these securities, including your impairment policies.

Item 9A. Controls and Procedures, page 59

5. We note your disclosure that your "management, including [your] Chief Executive Officer and Chief Financial Officer, concluded that the Company's disclosure controls and procedures are designed, and are effective, to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Schedule 14A

Executive Compensation, page 8

6. We note that the tables provide information for three named employees. If these are the only employees whose compensation was over $100,000 please confirm supplementally. If there were other employees whose total compensation exceeded $100,000, please advise us why they are not listed in the table.

Compensation Discussion and Analysis, page 11

7. We note the disclosure on page 12 that compensation decisions are made after reviewing the performance of your company against, in part, established goals, leadership qualities and operational performance, ROE, ROA etc. In future filings explain in greater detail what the objective measurements are, and the interplay between the objective performance standards, which would seem to suggest an amount that could be mathematically calculated, with the more subjective factors uses.

Signatures, page 62

8. The company's chief accounting officer or controller must sign this 10-K. If that person has already signed the document, then he should be identified as the chief accounting officer or controller on this page.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to Marc Thomas at 202-551-3452. Please direct any other questions to me at 202 551-3418, or in my absence to Mark Webb at 202-551-3698.

Sincerely,

William Friar
Senior Financial Analyst

By FAX: 540 896-1796